UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the month of June, 2022 Commission File Number 001-36671

Atento S.A.

(Translation of Registrant's name into English)

1, rue Hildegard Von Bingen, 1282, Luxembourg Grand Duchy of Luxembourg

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40- F.

Form 20-F: x Form 40-F: o

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes: o No: x

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes: o No: x

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Executive Officers

On June 13, 2022, Atento S.A. (the “Company”) announced the appointment of Sergio Passos as Chief Financial Officer and as member of the Executive Committee.

Before joining the Company, Passos had over 24 years of experience as a CFO at different companies within the customer experience sector, including Teleperformance, G4S and Tecnología Bancaria SA. For the past three years, Passos has worked at Atento Brazil, where he has implemented financial and business development strategies to generate value for all Atento stakeholders in the region.

Atento also restructured its regional structure into three regions: North America, South America and EMEA. Dimitrius de Oliveira was appointed President of South America Region and Cathrine Jooste was appointed as Regional Director of North America Region, which expands her responsibilities to cover the entire North American region including Mexico. Jose María Perez-Melber will continues as Regional Director of EMEA.

On June 13, 2022, the Company also issued a press release announcing the new appointments, a copy of which is filed as Exhibit 99.1 to this Report.

Forward-Looking Statements

This report contains forward-looking statements. Forward-looking statements can be identified by the use of words such as "may," "should," "expects," "plans," "anticipates," "believes," "estimates," "predicts," "intends," "continue" or similar terminology. In particular, these forward-looking statements include those about the effects on Atento and its growth of its renewed regional structure and personnel appointments. These statements reflect only Atento’s current expectations and are not guarantees of future performance or results. These statements are subject to risks and uncertainties that could cause actual results to differ materially from those contained in the forward-looking statements. Risks and uncertainties include, but are not limited to, competition in Atento’s highly competitive industries; increases in the cost of voice and data services or significant interruptions in these services; Atento’s ability to keep pace with its clients' needs for rapid technological change and systems availability; the continued deployment and adoption of emerging technologies; the loss, financial difficulties or bankruptcy of any key clients; the effects of global economic trends on the businesses of Atento’s clients; the non-exclusive nature of Atento’s client contracts and the absence of revenue commitments; security and privacy breaches of the systems Atento uses to protect personal data; the cost of pending and future litigation; the cost of defending Atento against intellectual property infringement claims; extensive regulation affecting many of Atento’s businesses; Atento’s ability to protect its proprietary information or technology; service interruptions to Atento’s data and operation centers; Atento’s ability to retain key personnel and attract a sufficient number of qualified employees; increases in labor costs and turnover rates; the political, economic and other conditions in the countries where Atento operates; changes in foreign exchange rates; Atento’s ability to complete future acquisitions and integrate or achieve the objectives of its recent and future acquisitions; future impairments of our substantial goodwill, intangible assets, or other long-lived assets; Atento’s ability to recover consumer receivables on behalf of its clients; and the on-going COVID-19 pandemic. Atento is also subject to other risk factors described in documents filed by the company with the United States Securities and Exchange Commission. These forward-looking statements speak only as of the date on which the statements were made. Atento undertakes no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ATENTO S.A.
Date: June 10, 2022	By: /s/ Carlos Lopez - Abadia Name: Carlos López – Abadía Title: Chief Executive Officer

Exhibit 99.1

Atento renews its organization with three new appointments that strengthen its strategy, including new CFO

•	Atento reorganizes its regional structure switching from five regions to three to optimize the efficiency of its operations and improve proximity and service to its customers.
•	Sergio Ribeiro Passos has been named the Company's new CFO to continue promoting and strengthening Atento's financial position.
•	Dimitrius Oliveira takes on the position of President of Atento’s South America Region, after having been responsible for Atento Brazil since 2018, and now expands his responsibilities to Argentina, Chile, Colombia, Peru and Uruguay, to promote the growth of the Company in these markets.
•	Cathrine Jooste increases her responsibilities as CCO and Regional Director of the North America Region, a position from which she will direct activities in the US and Mexico.
•	Jose María Perez-Melber continues as Regional Director of EMEA.

New York, 13 June, 2022 - Atento S.A. (NYSE: ATTO, “Atento” or the “Company”), one of the largest providers worldwide and the leading company in customer relationship services and business process outsourcing (CRM / BPO) in Latin America, has announced three new appointments to strengthen Atento’s position in the industry and to continue supporting its growth strategy in key markets. In order to optimize efficiency in Atento's management, the organization will switch from having five regions to three: North America, South America and EMEA. In this regard, Atento has appointed Sergio Ribeiro Passos as the new CFO of Atento, Dimitrius Oliveira as the new President of the South Region and Cathrine Jooste as Regional Director of the North Region.

Carlos López-Abadía, Chief Executive Officer of Atento comments that “in their new positions, and thanks to their extensive experience and knowledge of the company, these three appointments will continue to implement improvements in Atento's business in our three key regions, guaranteeing the same vision and approach to customers, while ensuring the best CX service suited to the needs of each market and industry. At the same time, this new structure will allow us to continue to improve efficiencies with a better ongoing cost structure. I am sure that, in their new positions, these leaders will play a fundamental role in reaching our commercial and financial goals, adding value to both shareholders and customers. Likewise, at Atento we are very grateful for the work and dedication that Jose Azevedo has dedicated to the company in recent years and for his great contribution”.

Sergio Passos New CFO

To reinforce this reorganization, Atento has announced the appointment of Sergio Ribeiro Passos as Chief Financial Officer of the Company. Passos, 55 years old, who replaces Jose Antonio de Sousa Azevedo who left the Company on June 9, 2022, will also form part of the Company's Executive Committee.

Before joining the Company, Passos holds over 24 years of experience as a CFO at different companies within the customer experience sector, including Teleperformance, G4S and Tecnología Bancaria SA. For the past three years, Passos has worked at Atento Brazil as CFO and corporation as FP&A strategy Director, where he has performed his duties with great success, helping to implement financial and business development strategies in the region that have generated value for all Atento stakeholders.

“It is an honor to take on this new professional challenge, and to carry on improving our growth trajectory and fulfilling Atento´s goals and vision”, said Passos. "We look forward to the coming years with optimism, to continue to build a stronger more efficient Atento serving better all our stakeholders."

Dimitrius Oliveira takes over the management of Atento’s South America Region

The appointment of Dimitrius Oliveira as the new President of the company's South America Region means that in addition to Brazil, he will be in charge of operations in the five countries in which Atento operates in South America, a strategic region of great relevance for the business. In his new position, Oliveira, chosen for his deep experience in the CX sector, will have the mission of expanding Atento's performance as a strategic partner for companies that face digital transformation processes and that place the customer at the center of their strategy. In addition, he will consolidate the One Atento culture, in which the Company works as a single, global team.

Dimitrius Oliveira has more than 20 years of experience, during which he has worked in the technology and services industry, leading the sales, after-sales and operations areas in multinational companies such as Avaya, Ericsson, Nokia, Siemens, Genesys and Contax. In 2017, he was appointed as Vice President of Operations at Mutant, formerly Genesys Prime. Before joining Mutant, Oliveira was Atento's global commercial director and, following that, multi- sector vice president of the company in Brazil. He returned to Atento in June 2018, this time as Brazil’s CEO, to strengthen the Company's leadership position in the country.

“I feel honored by the opportunity to lead the operations in the South Region, working with a group of committed professionals, as well as adding value for our clients in an increasingly digitized business environment, including the best practices from other markets to those we have already implemented in Brazil”, said Dimitrius Oliveira.

Cathrine Jooste leads the North America Region

Following her successful performance as CCO and Regional Director of Atento USNS (US and nearshore), Jooste now takes responsibility for managing the entire North America region, which also includes Mexico. With more than 20 years of experience in the world of technology and consulting, she will be responsible for leading the implementation of Atento's business strategies in both markets to guarantee the achievement of the Company's objectives and continue to increase Atento’s presence in this region. Thanks to her in-depth knowledge of client CX needs and Atento solutions, Jooste’s appointment will be a lever for strategic growth, providing added value and growth to both the organization and its clients.

Before joining Atento, Jooste worked as the Microsoft Offering General Manager at DXC Technology. Previously she has held positions at Computer Sciences Corporation (CSC),

Cognizant Technology Solutions, Systems West Computer Resources, Avanade and Accenture, always working to build and grow her teams successfully within different global commitments with clients. Jooste holds a Bachelor's of Science in Business Administration and Information System Management from the University of Florida.

“The customer experience industry is constantly expanding and evolving with its multifaceted characteristics, and there is a need to meet the expectations and priorities of customers, which are continually changing and advancing,” said Jooste. “This moment presents a great challenge, to contribute my knowledge within the sector and to continue strengthening Atento's position within my new role. With this reorganization we are reinforcing our nearshore capabilities to constantly improve the service we provide to our US and global customers, facing new challenges together.”

About Atento

Atento is the largest provider of customer relationship management and business process outsourcing (“CRM BPO”) services in Latin America, and among the top providers globally. Atento is also a leading provider of nearshoring CRM BPO services to companies that carry out their activities in the United States. Since 1999, the company has developed its business model in 14 countries where it employs approximately 150,000 people. Atento has over 400 clients to whom it offers a wide range of CRM BPO services through multiple channels. Atento’s clients are mostly leading multinational corporations in industries such as telecommunications, banking and financial services, health, retail and public administrations, among others. Atento’s shares trade under the symbol ATTO on the New York Stock Exchange (NYSE). In 2019, Atento was named one of the World’s 25 Best Multinational Workplaces and one of the Best Multinationals to Work for in Latin America by Great Place to Work®. Also, in 2021 Everest named Atento as a star performer. Gartner named the company as a leader for two years in a row, since 2021 in the Gartner Magic Quadrant. For more information visit www.atento.com

Media Relations

press@atento.com

Forward-Looking Statements

This press release contains forward-looking statements. Forward-looking statements can be identified by the use of words such as “may,” “should,” “expects,” “plans,” “anticipates,” “believes,” “estimates,” “predicts,” “intends,” “continue” or similar terminology. In particular, these forward-looking statements include those about the effects on Atento and its growth of changes in the composition of the Board.

These statements reflect only Atento’s current expectations and are not guarantees of future performance or results. These statements are subject to risks and uncertainties that could cause actual results to differ materially from those contained in the forward-looking statements. Risks and uncertainties include, but are not limited to, competition in Atento’s highly competitive industries; increases in the cost of voice and data services or significant interruptions in these services; Atento’s ability to keep pace with its clients’ needs for rapid technological change and systems availability; the continued deployment and adoption of emerging technologies; the loss, financial difficulties or bankruptcy of any key clients; the effects of global economic trends on the businesses of Atento’s clients; the non-exclusive nature of Atento’s client contracts and the absence of revenue commitments; security and privacy breaches of the systems Atento uses to protect personal data; the cost of pending and future litigation; the cost of defending Atento against intellectual property infringement claims; extensive regulation affecting many of Atento’s businesses; Atento’s ability to protect its proprietary information or technology; service interruptions to Atento’s data and operation centers; Atento’s ability to retain key personnel and attract a sufficient number of qualified employees; increases in labor costs and turnover rates; the political, economic and other conditions in the countries where Atento operates;

changes in foreign exchange rates; Atento’s ability to complete future acquisitions and integrate or achieve the objectives of its recent and future acquisitions; future impairments of our substantial goodwill, intangible assets, or other long-lived assets; Atento’s ability to recover consumer receivables on behalf of its clients; and the on-going COVID-19 pandemic. Atento is also subject to other risk factors described in documents filed by the company with the United States Securities and Exchange Commission. These forward-looking statements speak only as of the date on which the statements were made. Atento undertakes no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise.